Exhibit 99.7

Cresco Labs Announces Previously Filed Base Shelf Prospectus and Effectiveness of Corresponding U.S. Registration Statement

CHICAGO—(BUSINESS WIRE)—April 26, 2021—Cresco Labs Inc. (“Cresco Labs” or the “Company”) (CSE:CL) (OTCQX:CRLBF) (FSE:6CQ), a vertically integrated multistate operator and the number one U.S. wholesaler of branded cannabis products, today announced that a final base shelf prospectus, preliminarily filed on February 26th, 2021 (the “Shelf Prospectus”), replacing the Company’s prior shelf prospectus has been receipted with the securities commissions in each of the provinces of Canada. The Company also announced that a corresponding registration statement on Form F-10 (the “Registration Statement” and, together with the Shelf Prospectus, the “MJDS Shelf”) has been deemed effective by the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System.

“As the legislative branch continues to make important, incremental steps toward cannabis banking reform, Cresco Labs is getting prepared to capture the investor demand in the U.S.,” said Charlie Bachtell, CEO of Cresco Labs. “Our U.S. shelf registration statement is now effective and over the coming months we look forward to taking additional steps, such as reporting financials under GAAP, that will help enable us to up-list onto a major U.S. exchange as soon as permitted.”

The Company preliminarily filed this Shelf Prospectus in February 2021 to replace the prior base shelf prospectus that was set to expire in August 2021 and to maintain financial strength and flexibility going forward. The Company will continue its ongoing strategy of maintaining a range of tools for financing opportunities. The MJDS Shelf provides for the offer and sale of the Company’s subordinate voting shares, debt securities, subscription receipts, warrants, and units in both Canada and the U.S.

The Company today also announced a new equity distribution agreement (the “Equity Distribution Agreement”) with Canaccord Genuity Corp. to replace the Equity Distribution Agreement filed in December 2019 due to the expiration of the prior shelf prospectus. Pursuant to this Agreement, the Company may, from time to time, sell up to US$100,000,000 of its subordinate voting shares (“Subordinate Voting Shares”) in Canada (the “ATM Program”).

Since the Subordinate Voting Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the Equity Distribution Agreement. Sales of Subordinate Voting Shares, if any, under the ATM Program are anticipated to be made in transactions in Canada that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, as sales made directly on the Canadian Securities Exchange or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 - Marketplace Operation. The ATM Program is being made pursuant to a Canadian prospectus supplement dated April 23, 2021 (the “Prospectus Supplement”) to the Base Shelf Prospectus.

The Prospectus Supplement (together with the related Base Shelf Prospectus) and Equity Distribution Agreement are available at the Company’s profile on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The Registration Statement can be found on EDGAR at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, Subordinate Voting Shares in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Subordinate Voting Shares distributed under the ATM Program have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward- looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward- looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The forward-looking information and forward-looking statements contained herein may include, but is not limited to, information concerning the anticipated sale and distribution of Subordinate Voting Shares under the ATM Program, the volume and timing of the sale and distribution of Subordinate Voting Shares under the ATM Program and the Company’s intended use of the net proceeds of any offering of Subordinate Voting Shares under the ATM Program. The Company’s forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 filed on March 26, 2021, the Base Shelf Prospectus, the Prospectus Supplement and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

No stock exchange, securities commission or other regulatory authority has approved or disproved the information contained herein.

Contacts

Cresco Labs Contacts:

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves, Cresco Labs

Manager, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com